FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 24, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

75 Route de Longwy

L-8080 Bertrange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of March 31, 2006.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of March 31, 2006	CELLULAR S.A.
and December 31, 2005

	Notes	March 31, 2006	December 31, 2005
		(Unaudited)
		US$’000	US$’000
ASSETS

Non Current Assets

Intangible assets, net	3	418,818	373,253
Property, plant and equipment, net		721,105	671,774
Investment in associates		5,629	5,367
Financial assets
Financial assets available for sale		48	6,307
Pledged deposits		5,805	6,500
Deferred taxation		2,306	4,817

Total Non-Current Assets		1,153,711	1,068,018

Current Assets

Financial assets
Financial assets at fair value through profit or loss	4	341,443	327,803
Financial assets held to maturity		7,726	7,687
Pledged deposits		40,946	47,035
Inventories		18,766	16,369
Trade receivables, net		111,882	109,165
Amounts due from joint ventures and joint venture partners		26,250	19,244
Amounts due from other related parties		1,659	1,781
Prepayments and accrued income		47,405	48,046
Current tax assets		3,544	14,716
Other current assets	5	115,393	52,796
Time deposits		45	108
Cash and cash equivalents		526,087	596,567

Total Current Assets		1,241,146	1,241,317

Assets held for sale	6	261,888	250,087

TOTAL ASSETS		2,656,745	2,559,422

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of March 31, 2006	CELLULAR S.A.
and December 31, 2005

EQUITY AND LIABILITIES	Notes	March 31, 2006	December 31, 2005
		(Unaudited)
		US$’000	US$’000

EQUITY
Share capital and premium	7	463,237	465,157
Treasury stock	7	—	(8,833)
Other reserves		(16,317)	(15,217)
Accumulated losses brought forward		(141,736)	(151,779)
Profit for the year attributable to equity holders		33,407	10,043
		338,591	299,371
Minority interest		23,389	34,179
TOTAL EQUITY		361,980	333,550

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	8	537,858	537,599
4% Convertible Notes – Debt component	8	165,206	163,284
Other debt and financing	8	121,138	120,041
Other non-current liabilities		205,542	203,988
Deferred taxation		34,302	45,228
Total non-current liabilities		1,064,046	1,070,140

Current Liabilities
Debt and other financing
5% Mandatory Exchangeable Notes	8	325,381	315,359
Other debt and financing	8	107,449	96,340
Trade payables		201,852	210,540
Amounts due to joint ventures and joint venture partners		13,683	14,122
Amounts due to other related parties		4,518	4,780
Accrued interest and other expenses		84,871	61,236
Current tax liabilities		74,837	67,815
Other current liabilities		157,497	138,816
Total current liabilities		970,088	909,008

Liabilities directly associated with assets held for sale	6	260,631	246,724

TOTAL LIABILITIES		2,294,765	2,225,872

TOTAL EQUITY AND LIABILITIES		2,656,745	2,559,422

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended March 31, 2006	CELLULAR S.A.
and March 31, 2005

	Notes	Three months ended March 31, 2006	Three months ended March 31, 2005
		(Unaudited)	(Unaudited)
		US$’000	US$’000

Revenues	9,12	322,201	268,245
Cost of sales	10	(125,554)	(138,856)
Gross profit		196,647	129,389
Sales and marketing		(47,938)	(39,572)
General and administrative expenses		(53,772)	(44,069)
Other operating expenses		(9,183)	(7,271)
Other operating income	13	496	661
Gain from sale of subsidiaries and joint ventures, net		918	222
Operating profit	9	87,168	39,360
Valuation movement on investment securities	4, 8	30,092	(55,512)
Fair value result on financial instruments	4, 8	(16,525)	26,225
Interest expense		(38,091)	(33,284)
Interest income		6,964	4,917
Exchange (loss)/ gain, net		(8,293)	19,692
Profit from associates		262	62
Profit before taxes from continuing operations		61,577	1,460
Charge for taxes	11	(26,824)	(11,947)
Profit/ (loss) for the quarter from continuing operations		34,753	(10,487)
Profit/(loss) for the quarter from discontinued operations		19	(255)
Net profit/ (loss) for the quarter		34,772	(10,742)

Attributable to:
Equity holders of the Company		33,407	(11,263)
Minority interest		1,365	521
		34,772	(10,742)
Earnings (loss) per common share for profit (loss) attributable to the equity holders

• Basic (US$)	14	0.33	(0.11)

• Diluted (US$)	14	0.33	(0.11)

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of cash flows
For the three months ended March 31, 2006
and March 31, 2005

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Net cash provided by operating activities	116,516	107,183

Cash flows from investing activities
Investment in associates	—	(1,272)
Acquisition of subsidiaries and joint ventures, net of cash acquired	(56,700)	—
Purchase of intangible assets and licence renewals	(6,759)	—
Purchase of property, plant and equipment	(105,718)	(41,764)
Increase in advances to suppliers of property, plant and equipment	(33,027)	(273)
Decrease/(increase) in amounts due from joint ventures	(9,654)	4,412
Decrease in pledged deposits	6,831	9,147
Decrease/(increase) in time deposits	64	(5,222)
Cash used by other investing activities	52	110
Net cash used by investing activities	(204,911)	(34,862)

Cash flows from financing activities
Proceeds from issuance of share capital and premium	6,431	2,291
Proceeds from issuance of debt	46,546	206,923
Repayment of debt and other financing	(31,106)	(24,904)
Payment of dividends to minority interests	(4,296)	—
Net cash provided by financing activities	17,575	184,310

Effect of exchange rate changes on cash balances	340	(52)
Net increase/(decrease) in cash and cash equivalents	(70,480)	256,579

Cash and cash equivalents, beginning	596,567	413,381

Cash and cash equivalents, ending	526,087	669,960

Non-cash investing and financing activities
Investing activities:
Revaluation of marketable securities	30,092	(55,512)

Financing activities:
Share-based compensation	754	615

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of	MILLICOM INTERNATIONAL
Changes in equity	CELLULAR S.A.
For the three months ended March 31, 2006 and March 31, 2005

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Total equity as of January 1	333,550	280,437

Derecognition of negative goodwill on January 1	—	8,202

Total equity as of January 1 as restated	333,550	288,639

Profit/(loss) for the period attributable to the equity holders	33,407	(11,263)

Stock options scheme	754	615

Shares issued via the exercise of stock options	6,431	2,291

Equity component of 4% Convertible Notes	—	39,109

Movement in currency translation reserve	(1,372)	(1,269)

Minority Interest	(10,790)	130

Total equity as of March 31	361,980	318,252

The accompanying notes are an integral part of these condensed financial statements

Notes to Interim condensed consolidated Financial Statements	MILLICOM INTERNATIONAL
As of March 31, 2006	CELLULAR S.A.

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. As of March 31, 2006, Millicom had interests in 17 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa, South Asia and South East Asia. The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg Stock Exchange on January 16, 2006. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

Millicom’s mobile interests in Central America include operations in El Salvador, Guatemala and Honduras; in South America operations in Bolivia and Paraguay; in Africa operations in Chad, Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania; in South Asia operations in Pakistan and Sri Lanka (and a Management Contract in Iran) and in South East Asia operations in Cambodia and Laos (our Business Cooperation Contract in Vietnam ended on May 18, 2005).

The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom Inc. was merged into a wholly-owned subsidiary of Millicom, MIC-USA Inc. a Delaware corporation, and the outstanding shares of Millicom Inc.’s common stock were exchanged for approximately 46.5% of Millicom’s common stock outstanding at that time.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. All adjustments made were normal recurring accruals. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the audited annual report as of December 31, 2005 filed on Form 20-F, amended, with the U.S. Securities and Exchange Commission.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2005. As disclosed in Note 2 of Millicom’s consolidated financial statements for the year ended December 31, 2005, on January 1, 2006, several new IFRS pronouncements became effective. Management determined that none of them have a material impact on Millicom’s accounting principles.

3. ACQUISITION OF MINORITY INTERESTS

On January 23, 2006, Millicom purchased for a total consideration of $20.0 million the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership. Millicom recognized goodwill of $15.9 million as a result of the acquisition of the minority interest, recorded under the caption “Intangible assets, net”.

On March 14, 2006 Millicom purchased for a total consideration of $35.2 million the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership. Millicom recognized goodwill of $31.5 million as a result of the acquisition of the minority interest, recorded under the caption “Intangible assets, net”.

4. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

As of March 31, 2006 and December 31, 2005, Millicom had the following financial assets at fair value through profit or loss:

	Three months ended March 31, 2006	December 31, 2005
	(Unaudited)
	US $’000	US $’000

Tele2 A.B. – ‘B’ shares (i)	318,618	288,526
Embedded derivative on the 5% Mandatory Exchangeable Notes (i)	22,825	39,277
	341,443	327,803

(i) See note 8.

5. OTHER CURRENT ASSETS

As of March 31, 2006 other current assets include supplier advances for property, plant and equipment of $54.2 million (December 31, 2005: $21.2).

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In 2003, Millicom decided to dispose of its operation in Peru (“Millicom Peru’) as it is a wireless local loop operation which is not part of the core business of Millicom, mobile telephony and in addition Millicom has no other operations in Peru. The sale was completed in May 2006. Therefore, as of March 31, 2006, Millicom Peru was classified as an asset held for sale and a discontinued operation (see note 16).

On March 20, 2006, Millicom agreed, subject to regulatory approval, to sell Pakcom, its TDMA operation in Pakistan to the Arfeen Group for a nominal amount. Therefore, as of March 31, 2006, Pakcom was classified as a disposal group held for sale in accordance with IFRS 5 “Non-current asset held for sale and discontinued operations” and Millicom classified separately all assets and liabilities of Pakcom in the consolidated balance sheet. As of March 31, 2006, Millicom measured all assets and liabilities of Pakcom at their fair value (determined based on expected selling price) less costs to sell and, accordingly Millicom reversed $3.7 million of the impairment loss recorded as at December 31, 2005. Pakcom is part of the segment South Asia.

7. SHARE CAPITAL AND PREMIUM

During the first quarter of 2006, 1,079,079 stock options were exercised by employees and directors of Millicom for a net proceeds of $6.4 million recorded in share capital and premium, of which 654,852 shares were issued from treasury stock.

As of March 31, 2006, following the above exercise of stock options and issuance of treasury shares, the total subscribed and fully paid-in share capital and premium amounted to $463.2 million consisting of 100,127,825 registered common shares with a par value of $1.50 each.

For the three months ended March 31, 2006, the average number of shares outstanding, including treasury shares, was 100,141,977 (2005: 99,291,299) and the average number of treasury shares outstanding was 138,247 (2005: 654,852).

8. DEBT AND FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Interest is accrued at an effective interest rate of 10.4%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

As of March 31, 2006, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $537.9 million (December 31, 2005: $537.6 million).

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears in equal installments on January 7 and July 7 of each year commencing on July 7, 2005. The effective interest rate is 9.8%.

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of March 31, 2006, none of the 4% Convertible Notes have been converted into ordinary shares.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of March 31, 2006 was $39.1 million and the value allocated to debt was $165.2 million.

5% Mandatory Exchangeable Notes

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million at the exchange rate at the date of issuance) Mandatory Exchangeable Notes (the “5% Mandatory Exchangeable Notes”), which are mandatorily exchangeable into Tele2 AB series B shares and mature on August 7, 2006.

The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of March 31, 2006 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $325.4 million (December 31, 2005: $315.4 million). For the three months ended March 31, 2006 an exchange loss of $7.4 million (three months ended March 31, 2005: gain of $21.4 million) was recognized on the 5% Mandatory Exchangeable Notes.

The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom’s right to participate in a portion of the increase in value of the Tele2 shares above the reference price of SEK 95 as well as the right to allocate to the noteholders the entire loss resulting from a decrease in value below this reference price, is recorded at fair value, taking into account time and volatility factors. As of March 31, 2006, the fair value of the embedded derivative results in an asset amounting to $22.8 million (December 31, 2005: an asset of $39.3 million) recorded under the caption “Financial assets at fair value through profit or loss”, with the change in fair value for the three months ended March 31, 2006 amounting to $(16.5) million (three months ended March 31, 2005: $26.2 million) recorded under the caption “Fair value result on financial instruments”.

$100 million credit facility

On June 29, 2005 Millicom International Operations B.V., Millicom’s wholly-owned subsidiary entered into a $100 million revolving credit facility (“$100 million facility”) for a one year period with a term out option of an additional year. This facility has been guaranteed by Millicom.

The $100 million facility bears interest at LIBOR plus 2.5% and has a commitment fee of 1% on any undrawn balance. As at March 31, 2006 there had been no drawdowns on this facility.

Analysis of debt and financing by maturity

The total amount of other debt and financing is repayable as follows:

	As of March 31, 2006	As of December 31, 2005
	(Unaudited)
	US $’000	US $’000
Due within:
One year	432,830	411,699
One – two years	45,600	45,376
Two – three years	32,635	31,505
Three – four years	190,177	27,731
Four – five years	14,515	178,375
After five years	541,275	537,937
Total debt, net	1,257,032	1,232,623

The group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the group is $502.4 million.

Guarantees

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of March 31, 2006 and December 31, 2005. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the terms and conditions.

As of March 31, 2006 (unaudited):

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)
0-1 year	4,096	109,194	13,507	13,507	17,603	122,701
1-3 years	17,521	17,521	15,758	15,758	33,279	33,279
3-5 years	39,141	51,988	—	—	39,141	51,988
More than 5 years	—	—	—	—
Total	60,758	178,703	29,265	29,265	90,023	207,968

As of December 31, 2005:

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)

0-1 year	6,863	110,618	7,206	7,536	14,069	118,154
1-3 years	17,521	17,521	15,798	15,798	33,319	33,319
3-5 years	29,446	42,242	—	—	29,446	42,242
More than 5 years	—	—	—	—	—	—
Total	53,830	170,381	23,004	23,334	76,834	193,715

(1) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(2) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

9. SEGMENTAL REPORTING

The five operational clusters in the Group are Central America, South America, Africa, South Asia and South East Asia.

Revenues	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	156,567	88,592
South America	44,690	31,211
Africa	66,690	47,954
South Asia	28,351	29,704
South East Asia	25,000	70,296
Other	903	488
Total revenues	322,201	268,245

Operating profit	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	61,557	28,528
South America	11,473	5,198
Africa	19,954	15,476
South Asia (see Note 10)	1,205	(10,172)
South East Asia (see Note 10)	5,368	4,019
Other	(202)	(185)
Unallocated items	(12,187)	(3,504)
Operating profit	87,168	39,360

10. IMPAIRMENT OF ASSETS

For the three months ended March 31, 2006, the assets of Pakcom continued to be classified as assets held for sale (see note 5). Millicom reversed $3.7 of the impairment loss recorded as of December 31, 2005 in order to reflect the fair value less costs to sell of Pakcom’s analogue equipment under the caption “Cost of sales”. For the three months ended March 31, 2005 Millicom recorded an impairment charge of $16.6 million under the caption “Cost of sales” relating to the property, plant and equipment in its operation in Vietnam, and an impairment charge of $5.2 million relating to the analogue equipment of Pakcom, Millicom’s operation in Pakistan. The Vietnam asset impairment is due to a late approval of investments required under the BCC preventing CIV from generating revenues on these fixed assets as the Business Cooperation Contract in Vietnam expired on May 18, 2005. The Pakcom asset impairment results from a decrease in the recoverable amount of the analogue equipment following the increased competition by new entrants in the market.

11. TAXES

Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of taxable losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the three month periods ended March 31, 2006 and 2005. Variations in the effective tax rate are mainly the result of non taxable/deductible items in particular the valuation movement on securities, the fair value result on financial instruments, the exchange gain on the 5% Mandatory Exchangeable Notes and the interests on the Corporate Debt (see Note 8).

12. JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s ventures:

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	128,302	71,509
Operating expenses	(77,668)	(48,111)
Operating profit	50,634	23,398

13. COMMITMENTS AND CONTINGENCIES

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of March 31, 2006, the total amount of claims against Millicom’s operations was $26.8 million (December 31, 2005: $29.6 million) of which $7.0 million (December 31, 2005: $5.8 million) has been provided in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of March 31, 2006, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $241.4 million (December 31, 2005: $136.8 million) from a number of suppliers.

Operational environment

Millicom has operations in emerging markets, including Latin America, Africa and Asia where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

Contingent Assets

Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to approximately $9.8 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as “other operating income” occurs when the network equipment purchased with these vouchers is delivered. As of March 31, 2006, approximately $1.1 million of vouchers remain unused and therefore this amount has not yet been recognized as compensation. In the three month period ended March 31, 2006, Millicom recorded $0.5 million (March 31, 2005: $0.7 million) as “other operating income” following the delivery of network equipment.

14. (LOSS) EARNINGS PER COMMON SHARE

(Loss) earnings per common share attributable to equity holders are comprised as follows:

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	(Unaudited)
Basic computation

Net (loss) profit attributable to equity holders (US$’000)	33,407	(11,263)

Weighted average number of shares outstanding during the period (in ‘000)	100,004	98,637

Basic earnings/ (loss) per common share (US$)	0.33	(0.11)

Diluted computation

Net (loss) profit used to determine diluted earnings per share (US$’000)	33,407	(11,263)

Weighted average number of shares outstanding during the period (in ‘000)	100,004	98,637

Adjustments for Share options (in ‘000) (i)	607	—

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000) (ii)	100,611	98,637

Diluted (loss) earnings per common share (US$)	0.33	(0.11)

(i) As of March 31, 2006, the Group had no stock options (March 31, 2005: 502,307) that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(ii) For the three months ended March 31, 2006 and 2005 the effect of the 4% Convertible Notes has not been included because to do so would have been anti-dilutive for the periods presented.

15. RECONCILIATION TO U.S. GAAP

The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The reconciliation of the reported net profit (loss) for the three months ended March 31, 2006 and 2005 prepared under IFRS to the net profits prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the reconciliation of the consolidated balance sheets as at March 31, 2006 and December 31, 2005 prepared under IFRS to the consolidated balance sheets prepared under U.S. GAAP are presented below:

		Three months ended	Three months ended
	Item	March 31, 2006	March 31, 2005
		(unaudited)	(unaudited)
		US$’000	US$’000
Net profit (loss) for the period attributable to equity holders of the company reported under IFRS		33,407	(11,263)
Items increasing (decreasing) reported net profit (loss):
Consolidation of VIEs	I	(1,608)	568
Adjustments to initial step-up in the value of licenses	II	129	513
Stock options	III	—	438
Impairment of long-lived assets	IV	84	2,181
Adjustments relating to goodwill	V	305	306
Reclassification to shareholders’ equity of fair value adjustments on financial assets at fair value through profit or loss	VI	(30,092)	55,512
Adjustments related to debt	VII	1,718	1,449
Other (b)		—	52
Net profit under U.S. GAAP		3,943	49,756

Presented as:
Net profit from continuing operations		5,347	49,862
Discontinued operations:
Loss from discontinued operations, net of taxes(a)	VIII	(1,404)	(106)
Net profit under U.S.GAAP		3,943	49,756

(a)	The tax impact of these items is $nil in 2006 and 2005.
(b)	Millicom identified other reconciling items which are not significant to the reconciliation as a whole.

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(unaudited)	(unaudited)
Basic profit per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$0.05	$0.50
—from discontinuing operations	$(0.01)	—
Basic profit per common share under U.S. GAAP	$0.04	$0.50

Weighted average number of shares outstanding in the period (in ‘000)	100,004	98,637

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(unaudited)	(unaudited)
Diluted profit per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$0.05	$0.48
—from discontinuing operations	$(0.01)	—
Diluted profit per common share under U.S. GAAP	$0.04	$0.48

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	100,611	104,603

I. Consolidation of Variable Interest Entities

On March 31, 2004 Millicom adopted Financial Interpretation No. 46, revised 2003 (“FIN 46R”), Consolidation of Variable Interest Entities. FIN 46R applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities (“VIEs”). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders’ lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

Information on the Group’s share of revenues and operating expenses of VIEs contributed on a proportional basis under IFRS are included in Note 12 to the interim condensed consolidated financial statements.

Joint Venture Interests

IFRS Treatment

Entities that are jointly controlled are consolidated using the proportional method which only includes the Group’s share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest in the consolidated financial statements.

U.S. GAAP Treatment

As a result of the adoption of FIN 46R Millicom consolidates its interests in the following VIEs: (a) Cam GSM Company Limited, a joint venture of Millicom in Cambodia, (b) Royal Telecam International Limited, another joint venture of Millicom in Cambodia, (c) Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala and (d) since May 29, 2005, Telefonica Celular S.A. a joint venture of Millicom in Honduras.

Reconciling Effect

This different treatment under U.S. GAAP impacts many of the individual balance sheet and profit and loss line items but has no overall effect on net income in 2006 after deducting minority interests except for recognizing additional depreciation and amortization charges of $1.1 million net of taxes on stepped-up assets and minority interests following the consolidation of Telefonica Celular S.A. (2005: $ nil).

Great Universal Inc. and Modern Holdings Inc.

IFRS Treatment

Under IFRS, Millicom does not consolidate its investment in Great Universal Inc. (“GU”) and Modern Holdings Inc. (“Modern Holdings”) since the existence of warrants, which enable the holder to obtain 100% of GU and 52% of Modern Holdings, are presently exercisable and convey the ability to the warrant holder to control GU and Modern Holdings. As of March 31, 2006, GU and

Modern Holdings have been classified as Assets held for sale.

U.S. GAAP Treatment

GU and Modern Holdings, which were consolidated under U.S. GAAP before the adoption date of FIN 46R, are variable interest entities and therefore continue to be consolidated under FIN 46R. On March 31, 2006, GU and Modern Holdings have been classified as discontinued operations. The sale of GU and Modern Holdings was completed in May 2006 (see note 16).

Reconciling Effect

The effect of consolidating GU and Modern under U.S. GAAP in 2006 is an additional net loss of $0.5 million (March 2005: net profit of $0.6 million).

Emtel Limited

IFRS Treatment

Under IFRS, Emtel Limited is consolidated using the proportional method.

U.S. GAAP Treatment

The adjustment to reflect Millicom’s investment in joint ventures not consolidated under FIN 46R and adjusted from proportional consolidation under IFRS to the equity method under U.S. GAAP (Emtel Limited and Celtel prior to May 26, 2005) is also reflected in the balance sheet reconciliations on the following pages.

II. Adjustment to Initial Step-up in the Value of Licenses

IFRS Treatment

The value of mobile properties contributed by the shareholders of certain of the Company’s subsidiaries and joint ventures, upon formation of Millicom, were not recorded at the contributing shareholders’ carryover basis under IFRS but were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses of $58,628,000. The step-up in value of the properties is amortized through the profit and loss account.

U.S.GAAP Treatment

Under U.S. GAAP, the contributed properties were recorded at the contributing shareholders’ carryover basis, thus no intangible asset and no amortization expense have been recorded.

Reconciling Effect

This adjustment reverses the amortization expense and the stepped-up value recorded in the balance sheet under IFRS. The amount of amortization expense related to these intangible assets recorded for IFRS for the three months ended March 31, 2006 was $0.1 million (March 31, 2005: $0.5million).

III. Stock Options

Stock Options Granted to Directors and Employees

IFRS Treatment

As of January 1, 2005, the Company has adopted IFRS 2, Share-based Payment (“IFRS 2”) and started charging the cost of the stock options to the income statement. On the date of grant, the Company computes the fair value of the stock options using an option pricing model, and recognizes the determined fair value over the vesting period.

U.S. GAAP Treatment

On January 1, 2006 Millicom adopted FASB Statement No. 123 (revised 2004), Share based payment, (“FAS 123R”). As a result there are no adjustments required to reconcile the stock compensation cost recorded under IFRS to U.S. GAAP from that date. Millicom adopted FAS 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective method, the figures for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R). Before the adoption by Millicom of FAS 123R, under U.S. GAAP, the Company accounted for stock options under Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees.

The Company granted stock options on Millicom’s shares to employees and directors for a fixed number of shares with a fixed exercise price. Such a plan is referred to as a “fixed plan”. Because the exercise price of such options granted by the Company equaled or exceeded their fair market value at the date of the grant, the options had no or negative intrinsic value. Accordingly, no compensation expense was originally recorded under U.S. GAAP for the Company’s fixed plans.

In addition, the Company granted stock options when either the exercise price or the number of shares granted under the option plans was not known at the grant date. Under these plans, compensation expense under APB 25 is recalculated, based on the intrinsic value of this stock based compensation, at each balance sheet date. Recalculated compensation expense is recognized over the vesting period. Such a plan is referred to as a “variable plan”.

Accelerated Vesting of Options

On May 6, 2004, the Board of Directors approved an acceleration of the vesting periods for certain outstanding options at that date.

IFRS Treatment

Before the adoption of IFRS 2 on January 1, 2005, compensation expense relating to stock options was not recognized. The acceleration of the vesting period in 2004 was applied before the adoption of IFRS 2, and therefore the acceleration did not result in compensation expense under IFRS.

U.S. GAAP Treatment

In accordance with the FASB Interpretation (“FIN 44”) Accounting for Certain Transactions involving Stock Compensation, Millicom computed a compensation cost corresponding to the intrinsic value of those outstanding options on May 6, 2004 in excess of the original intrinsic value of $nil at grant date and, only for options that would have been forfeited had the vesting period not been accelerated, recognizes this amount over the revised vesting period. The cost recognized for the three months ended March 31, 2006 amounts to $nil (March 31, 2005: $0.1 million).

Summary of Reconciling Effects

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000

Reversal of IFRS expense	—	615
U.S. GAAP variable plan income / (expense)	—	(49)
Accelerated vesting of options	—	(128)
Total reconciling effect	—	438

IV. Impairment of Long Lived Assets

 IFRS Treatment

Under IFRS, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to its recoverable amount, which is usually determined by reference to a discounted cash flow forecast from the asset. If the discounted cash flows forecast to be generated from the asset is less than the asset’s book value an impairment is recorded for the amount of the excess.

U.S. GAAP Treatment

Under Statement of Financial Accounting Standard No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long

Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to the undiscounted cash flows forecast from the asset. If the undiscounted cash flows forecast to be generated from the asset is less than the asset’s book value, the carrying value of the asset is regarded as not recoverable. When such a determination is made, impairment is measured as the excess of the carrying value above the asset’s fair value, typically determined by a discounted cash flows projection of the asset.

Impairment of Analogue Equipment – Bolivia

IFRS Treatment

During 2003, under IFRS, Millicom reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1.6 million, due to a change in the underlying assumptions to determine the recoverable amount of these assets.

U.S. GAAP Treatment

Under U.S. GAAP, the 2003 reversal of the $1.6 million impairment is not allowed and therefore the carrying value of the assets is lower under U.S. GAAP.

Reconciling Effect

In 2006 and 2005, $0.1 million and $0.1 million, respectively, of incremental depreciation under IFRS has been reversed for U.S. GAAP purposes.

Impairment of Analogue Equipment – Pakistan

IFRS Treatment

In March 2005, under IFRS, Millicom recorded an impairment charge of $5.2 million on the value of its analogue equipment belonging to its Pakistani operations.

U.S. GAAP Treatment

Since the recoverable amount of the analogue equipment determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS was reversed for U.S. GAAP purposes in 2005 and accordingly, incremental depreciation is recorded.

Reconciling Effect

In 2005, for U.S. GAAP purposes, the $5.2 million impairment charge was reversed and an additional depreciation charge of $0.4 million was recorded.

Summary of Reconciling Effects

Summarized below are the adjustments to the Company’s IFRS reported net profit/ (loss) that have been made due to the application of SFAS 144:

	Three months ended March 31, 2006	Three months ended March 31, 2005
	US$ ’000	US$ ’000
Bolivia – reversal of depreciation	84	108
Pakistan – reversal of impairment	—	5,248
Pakistan – incremental depreciation	—	(422)
Subtotal	84	4,934

Adjustment to tax charge on the above adjustments	—	(1,849)
Adjustment to minority interest on the above adjustments	—	(904)
Total adjustment to profit/(loss) in the period on the above adjustments	84	2,181

V. Adjustments Relating to Goodwill

Goodwill

In the first quarter of 2006 Millicom purchased the remaining 25% of shares in its operation in Senegal and the remaining 15.6% of shares in its operation in Tanzania. The purchase price allocation of these acquisitions for U.S. GAAP purposes has been made on a provisional basis.

IFRS Treatment

Millicom adopted IFRS 3 on January 1, 2005 which requires negative goodwill acquired in a business combination to be recorded as income after initial reassessment of the purchase price allocation.

In 2004, under IFRS, Millicom generated $3.7 million negative goodwill on its acquisition of 25% of Millicom Tanzania Limited, which was recognized as negative goodwill in the balance sheet. On January 1, 2005, the net carrying amount of negative goodwill was adjusted against accumulated losses brought forward.

U.S. GAAP Treatment

In 2004, under U.S. GAAP, the negative goodwill on the acquisition of Tanzania Limited was reassigned on a pro rata basis to all acquired assets. The incremental depreciation charge recorded for IFRS purposes relating to these assets in 2006 of $0.3 million (2005: $0.3 million) was reversed for U.S. GAAP purposes.

VI. Financial Assets at Fair Value through Profit and Loss

IFRS Treatment

Millicom records the fair value adjustments of its investment in Tele2  and the embedded derivative on the 5% Notes in the profit and loss account.

U.S. GAAP Treatment

Under U.S. GAAP these fair value adjustments should be recorded in shareholders’ equity within the caption “Other Reserves”

Reconciling Effect

In March 2006, under U.S. GAAP, Millicom reclassified an unrealized gain on the Tele2 shares of $30.1 million (2005:  unrealized loss of $55.5 million) to shareholders’ equity.

VII. Debt

4% Convertible Notes

IFRS Treatment

Under IFRS, Millicom has allocated part of the value of the 4% Convertible Notes to debt and part to equity. As a result, an incremental interest expense is recorded, which corresponds to the difference between the effective and the nominal interest rate.

U.S. GAAP Treatment

Under U.S. GAAP the 4% Convertible Notes are recorded at nominal value and the interest charge is computed based on the nominal interest rate.

Reconciling Effect

The equity component of $39.1 million of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes under U.S. GAAP. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $1.7 million recorded under IFRS for the three months ended March 31, 2006 is reversed under U.S. GAAP (March 31, 2005: $1.4 million).

VIII. Discontinued Operations

Reconciling Effect Summary

Presented below is an analysis of loss from discontinued operations under U.S. GAAP:

	Three months ended March 31		Segment in which reported
	2006	2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Loss from discontinued operations, net of taxes
Peruvian operations	—	(244)	Other
Pakcom operations	(752)	(83)	South Asia
Great Universal and Modern Holdings	(652)	221	See item I
Loss from discontinued operations	(1,404)	(106)

The table below provides information about revenues, operating profit and net loss under U.S. GAAP for the three months ended March 31, 2006 and 2005 from continuing operations excluding the discontinued operations above:

	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Revenues from continuing operations	394,368	274,185
Operating profit from continuing operations	108,543	45,685
Net profit reported from continuing operations	5,347	49,862

IX. Financing Fees

IFRS Treatment

Under IFRS, the Company records its 10% Senior Notes and 5% Mandatory Exchangeable Notes and the debt component of its 4% Convertible Notes net of un-amortized financing fees incurred to acquire these debts.

U.S. GAAP Treatment

Under U.S. GAAP, these financing fees are capitalized as a deferred charge.

Reconciling Effect

The amount that is reclassified as an asset in the balance sheet as at March 31, 2006, is $17.0 million (December 31, 2005:  $18.3 million), comprised of $12.1 million for the 10% Senior Notes (December 31, 2005:  $12.4 million;), $3.7 million for the 4% Convertible Notes (December 31, 2005: $3.9 million;) and $1.1 million for the 5% Mandatory Exchangeable Notes (December 31, 2005: $2.0 million).

X. Consolidation of operation in El Salvador

Reconsolidation

IFRS Treatment

Under IFRS, Millicom started reconsolidating its operation in El Salvador (“Telemovil”) as of September 15, 2003 after the dispute with the minority shareholders was resolved.

U.S. GAAP Treatment

Since September 15, 2003, Telemovil is consolidated under U.S. GAAP due to Millicom’s controlling interest.

Reconciling effect

Upon consolidation, under U.S. GAAP, Millicom reclassified an amount of $19.6 million from the carrying amount of its investment in Telemovil to goodwill.

XI. New U.S.GAAP Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 addresses the following: a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management is currently evaluating the requirements of FAS 155, but does not expect that the adoption will have a material effect on the Company’s financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140, which changes the accounting for all loan servicing rights which are recorded as the result of selling a loan where the seller undertakes an obligation to service the loan, usually in exchange for compensation. FAS 156 amends current accounting guidance by permitting the servicing right to be recorded initially at fair value and also permits the subsequent reporting of these assets at fair value. FAS 156 is effective beginning January 1, 2007. Management does not expect the adoption of this standard to have a material impact on the Company’s financial statements.

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of March 31, 2006:

Balance sheet as of March 31, 2006	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item I)	Other Adjustments	Under U.S. GAAP Group
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets
Goodwill	V	120,331	—	25,282	145,613
Other intangible assets, net	II, IX, X	298,487	72,833	12,887	384,207
Property, plant and equipment, net	IV, V	721,105	87,320	(1,255)	807,170
Investments in associates		5,629	15,770	—	21,399
Financial assets
Financial assets available for sale		48	(20)	—	28
Pledged deposits		5,805	499	—	6,304
Deferred taxation(a)		2,306	388	(1,136)	1,558
Total Non-Current Assets		1,153,711	176,790	35,778	1,366,279
Current Assets
Financial assets
Financial assets at fair value through profit or loss		341,443	—	—	341,443
Financial assets held to maturity		7,726	—	—	7,726
Pledged deposits		40,946	—	—	40,946
Inventories		18,766	5,111	—	23,877
Trade receivable, net		111,882	15,214	—	127,096
Amounts due from joint ventures and joint venture partners		26,250	(4,065)	—	22,185
Amounts due from other related parties		1,659	23	—	1,682
Prepayments and accrued income		47,405	5,431	—	52,836
Current tax assets(a)		3,544	1,401	1,136	6,081
Other current assets		115,393	3,359	1,136	119,888
Time deposits		45	—	—	45
Cash and cash equivalents		526,087	22,480	—	548,567
Total Current Assets		1,241,146	48,954	2,272	1,292,372
Total assets from disposal group classified as held for sale		261,888	18,619	—	280,507
Total Assets		2,656,745	244,363	38,050	2,939,158
Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital and premium	II, III, VII	463,237	—	(43,953)	419,284
Accumulated losses brought forward		(141,736)	(9,571)	25,065	(126,242)
Net profit for the period		33,407	(1,608)	(27,856)	3,943
Other reserves	III, VI, VII	(16,317)	(1,640)	36,722	18,765
Total Shareholders’ Equity		338,591	(12,819)	(10,022)	315,750
Minority Interest		23,389	135,813	—	159,202
Total Equity		361,980
Liabilities
Non-current liabilities
10% Senior Notes	IX	537,858	—	12,142	550,000
4% Notes—debt component	VII, IX	165,206	—	34,794	200,000
Other debt and financing		121,138	14,599	—	135,737
Other non current liabilities		205,542	—	—	205,542
Deferred taxation(a)		34,302	15,066	(996)	48,372
Total Non Current Liabilities		1,064,046	29,665	45,940	1,139,651
Current liabilities
5% Mandatory Exchangeable Notes	IX	325,381	—	1,136	326,517
Other debt and financing		107,449	1,365	—	108,814
Trade payables		201,852	33,970	—	235,822
Amount due to joint ventures		13,683	(13,674)	—	9
Amounts due to other related parties		4,518	3	—	4,521
Accrued interest and other expenses		84,871	11,565	—	96,436
Current tax liabilities(a)		74,837	13,956	996	89,789
Other current liabilities		157,497	22,854	—	180,351
Total Current Liabilities		970,088	70,039	2,132	1,042,259
Total liabilities from disposal group classified as held for sale		260,631	21,665	—	282,296
Total Liabilities		2,294,765	121,369	48,072	2,464,206
Total Shareholders’ Equity and Liabilities		2,656,745	244,363	38,050	2,939,158

(a) Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of March 31, 2006,

Millicom reclassified $1,136 thousand from non-current deferred tax assets to current deferred tax assets and $996 thousand from non-current deferred tax liabilities to current deferred tax liabilities.

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2005:

Balance sheet as of December 31, 2005	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item 1)	Other Adjustments	Under U.S. GAAP Group
		US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets
Goodwill	V	73,348	2,985	25,282	101,615
Other intangible assets, net	II, IX, X	299,905	78,107	13,216	391,228
Property, plant and equipment, net	IV, V	671,774	84,043	(1,639)	754,178
Investments in associates		5,367	15,160	—	20,527
Financial assets
Financial assets available for sale		6,307	(2,692)	—	3,615
Pledged deposits		6,500	488	—	6,988
Deferred taxation(a)		4,817	356	(749)	4,424
Total Non-Current Assets		1,068,018	178,447	36,110	1,282,575
Current Assets
Financial assets
Financial assets at fair value through profit or loss		327,803	—	—	327,803
Financial assets held to maturity		7,687	—	—	7,687
Pledged deposits		47,035	—	—	47,035
Inventories		16,369	5,773	—	22,142
Trade receivable, net		109,165	16,069	—	125,234
Amounts due from joint ventures and joint venture partners		19,244	3,602	—	22,846
Amounts due from other related parties		1,781	4,427	—	6,208
Prepayments and accrued income		48,046	4,896	—	52,942
Current tax assets		14,716	—	749	15,465
Other current assets(a)		52,796	3,526	2,029	58,351
Time deposits		108	—	—	108
Cash and cash equivalents		596,567	27,394	—	623,961
Total Current Assets		1,241,317	65,687	2,778	1,309,782
Total assets from disposal group classified as held for sale		250,087	16	—	250,103
Total Assets		2,559,422	244,150	38,888	2,842,460
Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital and premium	II, III	465,157	—	(43,953)	421,204
Treasury stock		(8,833)	—		(8,833)
Accumulated losses brought forward		(151,779)	(4,084)	(52,708)	(208,571)
Net profit for the year		10,043	(5,487)	77,773	82,329
Other reserves	III, VI, VII	(15,217)	(1,713)	6,631	(10,299)
Total Shareholders’ Equity		299,371	(11,284)	(12,257)	275,830
Minority Interest		34,179	146,607	—	180,786
Total Equity		333,550
Liabilities
Non-current liabilities
10% Senior Notes	IX	537,599	—	12,401	550,000
4% Notes—debt component	IX	163,284	—	36,716	200,000

Other debt and financing		120,041	16,637	—	136,678
Other non current liabilities		203,988	—	—	203,988
Deferred taxation(a)		45,228	16,010	(843)	60,395
Total Non Current Liabilities		1,070,140	32,647	48,274	1,151,061
Current liabilities
5% Mandatory Exchangeable Notes	IX	315,359	—	2,029	317,388
Other debt and financing		96,340	5,272	—	101,612
Trade payables		210,540	33,537	—	244,077
Amount due to joint ventures		14,122	(14,111)	—	11
Amounts due to other related parties		4,780	576	—	5,356
Accrued interest and other expenses		61,236	18,225	—	79,461
Current tax liabilities		67,815	3,807	842	72,464
Other current liabilities(a)		138,816	28,028	—	166,844
Total Current Liabilities		909,008	75,334	2,871	987,213
Total liabilities from disposal group classified as held for sale		246,724	846	—	247,570
Total Liabilities		2,225,872	108,827	51,145	2,385,844
Total Shareholders’ Equity and Liabilities		2,559,422	244,150	38,888	2,842,460

(a)                                  Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of December 31, 2005. Millicom reclassified $748,000 from non-current deferred tax assets to current deferred tax assets and $843,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Comprehensive Income:

The Company’s statement of comprehensive income under U.S. GAAP for the three months ended March 31, 2006 and 2005 is as follows:

	March 31, 2006	March 31, 2005
	(Unaudited)	(Unaudited)
	U.S.$ ’000	U.S.$ ’000
Net profit under U.S. GAAP	3,943	49,756
Other comprehensive income (loss):
Holding (loss) gain excluding effect of sale of marketable securities sold during the year, net of tax(a)	30,092	(55,512)
Currency translation reserve	(1,300)	(598)
Other comprehensive (loss) income	28,792	(56,110)
Comprehensive income/ (loss) under U.S. GAAP	32,735	(6,354)

(a)                                  The tax impact on these items is $nil (2005: $nil)

Additional Stock Option Disclosure:

As described above, under U.S. GAAP, the Company accounted for stock options under APB25 before January 1, 2006. Had compensation costs been determined in accordance with SFAS 123, the Company’s net income and loss per share for the three months ended March 31, 2005 would have been adjusted to the following pro forma amounts.

March 31, 2005
(Unaudited)
U.S.$ ’000
Net profit, as reported	49,756

Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	177
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(893)

Pro forma net profit	49,040

Profit per share:

As reported (basic) - $	0.50
As reported (diluted) - $	0.48
Pro forma (basic) - $	0.50
Pro forma (diluted) - $	0.47

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 2.53%, expected lives ranging from 1 to 3.5 years , no dividends and expected volatility of 47.1%.

16. SUBSEQUENT EVENTS

In April 2006, Millicom purchased the remaining 4% ownership interest in Telecel Paraguay (subject to regulatory approval), its operation in Paraguay in which Millicom now has 100% ownership.

In May 2006, Millicom sold its operation in Peru (subject to regulatory approval).

In May 2006, Millicom sold its investments in Great Universal Inc. and Modern Holdings Inc.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 15 of the “Notes to interim condensed consolidated financial statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications operator with a portfolio of investments in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

We have interests in 17 mobile systems in 16 countries, focusing on emerging markets in Central America, South America, Africa, South Asia and South East Asia. As of March 31, 2006, the countries where we had mobile operations had a combined population of approximately 390 million. This means that 390 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 9.9 million (8.5 million on attributable basis) as of March 31, 2006.

Our markets are attractive for mobile services due to low fixed and mobile penetration. Usage of mobile services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the high costs of such services and low levels of disposable income. We believe there is a significant opportunity for further growth of mobile services in our markets due to the reduction in the cost of providing mobile services to the consumer, and due to rising disposable personal income levels.

Recent Developments

On January 16, 2006, Millicom delisted from the Luxembourg stock exchange.

On January 19, 2006 Millicom announced that it had received a high number of unsolicited approaches and had decided to conduct a review of the strategic options for the Company. It appointed a financial advisor in this respect.

On January 23, 2006, Millicom purchased the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership.

On February 1, 2006, Millicom completed the second and final installment of its agreement to purchase the remaining 30% ownership interest in Millicom Sierra Leone Limited.

On February 27, 2006, Millicom’s subsidiary in Sri Lanka, Celltel extended its cellular license in Sri Lanka until 2018 at a cost of approximately US$4 million.

On March 14, 2006, Millicom purchased the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership.

On March 20, 2006, Millicom agreed to sell (subject to regulatory approval) Pakcom, one of Millicom’s operations in Pakistan, to the Arfeen Group for a nominal amount. As part of this conditional agreement, Millicom has also agreed to sell a 10% stake in Paktel, Millicom’s other operation in Pakistan, to the Arfeen Group. Millicom will retain full management and operational control of Paktel. In consideration for the above, the parties have signed agreements to withdraw all existing lawsuits and arbitration they have brought against each other.

In April 2006, Millicom purchased the remaining 4% ownership interest in Telecel Paraguay (subject to regulatory approval), its operation in Paraguay in which Millicom now has 100% ownership.

In May 2006, Millicom sold its operation in Peru (subject to regulatory approval).

In May 2006, Millicom sold its investments in Great Universal Inc. and Modern Holdings Inc.

Subscriber Base

We have consistently achieved strong subscriber growth across our operations. Our worldwide total cellular subscribers increased by 16% to 9.9 million as of March 31, 2006 from 8.5 million as of March 31, 2005. Of the total subscribers as of March 31, 2006, 9.4 million, or 95%, were prepaid, an increase of 25% over the 7.5 million prepaid subscribers as of March 31, 2005. Our attributable subscribers increased by 29% to 8.5 million as of March 31, 2006 from 6.6 million as of March 31, 2005. The four largest contributors to total cellular subscribers growth in the three months ended March 31, 2006 were the operations in Guatemala, Ghana, Honduras and Paraguay with a total of 0.6 million net new subscribers. As of March 31, 2005, the total number of cellular subscribers for our operation in Vietnam was 2.0 million and the attributable number of subscribers was 1.0 million. Our Business Cooperation Contract (the “BCC”) in Vietnam expired on May 18, 2005 and hence as of March 31, 2006 we no longer have subscribers relating to Vietnam.

Revenues

Our revenues were $322.2 million for the three months ended March 31, 2006 as compared to $268.2 million for the three months ended March 31, 2005. For the period from January 1, 2005 to March 31, 2005, revenues from our operation in Vietnam were $49.6 million.

Upstreaming of Cash

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash from our operations to the head office. For the three months ended March 31, 2006, we upstreamed $74.1 million from our operations. This upstreamed cash is used to service Millicom’s debt obligations and for further investments.

Debt

Millicom’s total consolidated indebtedness as of March 31, 2006 was $1,257.0 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $730.9 million. Of such indebtedness, $325.4 million relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes.

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. In the three months ended March 31, 2006, we had a net exchange loss of $8.3 million. In the three months ended March 31, 2005, we had a net exchange gain of $19.7 million. The exchange gain in both 2006 and 2005 was mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Results of Operations

Three months Ended March 31, 2006 and 2005

The following table sets forth certain profit and loss statement items for the periods indicated.

	Three months Ended		Impact on Comparative Results for Period
	March 31	March 31	Amount of	Percent
	2006	2005	Variation	Change
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars, except percentages)
Revenues	322,201	268,245	53,956	20%
Cost of sales	(125,554)	(138,856)	13,302	10%
Sales and marketing	(47,938)	(39,572)	(8,366)	(21)%
General and administrative expenses	(53,772)	(44,069)	(9,703)	(22)%
Other operating expenses	(9,183)	(7,271)	(1,912)	(26)%
Valuation movement on investments in securities	30,092	(55,512)	85,604	—
Fair value result on other financial instruments	(16,525)	26,225	(42,750)	—
Interest expense	(38,091)	(33,284)	(4,807)	(14)%
Exchange (loss), gain, net	(8,293)	19,692	(27,985)	—
Charge for taxes	(26,824)	(11,947)	(14,877)	(125)%
Net (loss)/profit attributable to equity holders	33,407	(11,263)	44,670	—

Revenues. Total revenues for the three months ended March 31, 2006 were $322.2 million, an increase of 20% over $268.2 million for the three months ended March 31, 2005. The increase is as a result of revenue growth throughout the Group’s operations. The four largest contributors to revenues during the three months ended March 31, 2006 were our operations in El Salvador, Guatemala, Honduras and Paraguay.

Cost of sales. Cost of sales decreased by 10% for the three months ended March 31, 2006 to $125.6 million from $138.9 million for the three months ended March 31, 2005. The decreased cost of sales is mainly explained by the write-down of assets in the first quarter of 2005 due to an impairment charge of $16.6 million on property, plant and equipment in Vietnam and an impairment charge on the Pakcom analog equipment of $5.2 million, which is counterbalanced by increased cost of sales as a result of growth throughout the operations.

Sales and marketing. Sales and marketing expenses increased by 21 % for the three months ended March 31, 2006 to $47.9 million from $39.6 million for the three months ended March 31, 2005. The increase was due to the rollout of our Tigo brand and continuing growth throughout our operations.

General and administrative expenses. General and administrative expenses increased by 22% for the three months ended March 31, 2006 to $53.8 million from $44.1 million for the three months ended March 31, 2005. The increased general and administrative expenses are mainly explained by the growth throughout the operations.

Other operating expenses. Other operating expenses increased by 26% for the three months ended March 31, 2006 to $9.2 million from $7.3 million for the three months ended March 31, 2005 mainly due to increased professional fees as a result of a strategic review being carried out by Millicom.

Valuation movement on investments securities. For the three months ended March 31, 2006, the valuation movement on securities was a gain of $30.1 million representing the variation in share price of the Tele2 AB shares and exchange rates since December 31, 2005. For the three months ended March 31, 2005, the valuation movement on securities was a loss of $55.5 million.

Fair value result on financial instruments. For the three months ended March 31, 2006, the fair value result on financial instruments was a loss of $16.5 million. For the three months ended March 31, 2005, the fair value result on financial instruments was a gain of $26.2 million.

Interest expenses. Interest expenses for the three months ended March 31, 2006 increased by 14% to $38.1 million from $33.3 million for the three months ended March 31, 2005. This increase arose primarily from additional borrowings and licenses payable in Pakistan.

Exchange gain. Millicom had a net exchange loss for the three months ended March 31, 2006 of $8.3 million compared to a gain of $19.7 million for the three months ended March 31, 2005. The exchange loss in 2006 and gain in 2005 were mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes which are denominated in Swedish Kroner.

Charge for taxes. The net tax charge for the three months ended March 31, 2006 increased to $26.8 million from $11.9 million for the three months ended March 31, 2005.

Net profi/loss for the period attributable to equity holders. The net profit for the three months ended March 31, 2006 attributable to equity holders was $33.4 million compared to a net loss of $11.3 million for the three months ended March 31, 2005 for the reasons stated above. For the three months ended March 31, 2006, the net profit was also affected by the increased valuation movement on investments securities and fair value result on financial instruments.

Geographical Segment Information

The table below sets forth our revenues by geographical segment for the periods indicated.

Revenues	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	156,567	88,592
South America	44,690	31,211
Africa	66,690	47,954
South Asia	28,351	29,704
South East Asia	25,000	70,296
Other	903	488
Total revenues	322,201	268,245

The table below sets forth our revenues by geographical segment, in percent of total revenues, for the periods indicated.

	Three months Ended March 31,
	2006	2005
	(unaudited)	(unaudited)
Central America	48.6%	33.0%
South America	13.9%	11.6%
Africa	20.7%	17.9%
South Asia	8.8%	11.1%
South East Asia	7.7%	26.2%
Other	0.3%	0.2%
Total	100.0%	100.0%

Liquidity and Capital Resources

Cash Flows

For the three months ended March 31, 2006, cash provided by operating activities was $83.5 million compared to $106.9 million for the three months ended March 31, 2005. The decrease is mainly due to an increase of supplier advances.

Cash used by investing activities was $175.6 million for the three months ended March 31, 2006, compared to $34.6 million for the three months ended March 31, 2005. This increase is mainly due to network expansion throughout our operations and the acquisition of minority interests in Senegal and Tanzania.

Financing activities provided total cash of $21.3 million for the three months ended March 31, 2006 and $184.3 million for the three months ended March 31, 2005. The decrease is mainly explained by the issuance of the 4% Convertible Notes in the first quarter of 2005.

The net cash decrease in the three months ended March 31, 2006 was $70.5 million compared to an inflow of $256.6 million for the three months ended March 31, 2005. Millicom had a closing cash and cash equivalents balance of $526.1 million as of March 31, 2006 compared to $669.9 million as of March 31, 2005.

Capital Additions

Our additions to property, plant and equipment by geographical region were as follows during the periods indicated:

	For the three months Ended March 31,
	2006	2005
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

Central America	17,294	6,107
South America	7,936	1,526
Africa	36,704	14,794
South Asia	24,458	7,005
South East Asia	8,658	20,462
Other	41	—
Total	95,091	49,894

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and Other Debt and Financing

As of March 31, 2006, we had total consolidated outstanding debt and other financing of $1,257.0 million. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $502.4 million.

As of December 31, 2005, on a consolidated basis, we had total outstanding debt and other financing of $1,232.6 million. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $445.8 million.

Of the total consolidated outstanding debt and other financing,

•                  $537.9 million, net of deferred financing fees, was in respect to the 10% Senior Notes;

•                  $165.2 million, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•                  $325.4 million, net of deferred financing fees, was in respect to the debt component of the 5% Mandatory Exchangeable Notes;

•                  $228.5 was in respect to the indebtedness of our operating entities.

The 4% Convertible Bonds are convertible at the option of holders at any time up to December 28, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of March 31, 2006 was $39.1 million and the value allocated to debt was $165.2 million.

Short-term Liabilities

As of March 31, 2006, Millicom had a total of $970.1 million of current liabilities, including $325.4 million of the 5% Mandatory Exchangeable Notes which will be settled by the exchange of Tele2 shares and $107.4 million of current debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

As of March 31, 2006, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $241.4 million of which $212.0 million are due within one year.

As of March 31, 2006, we had outstanding guarantees for a total amount of $90.0 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:		/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Date: May 24, 2006